Exhibit 99.(a)(6)

Impac Mortgage Holdings, Inc. Announces Update on

Offer to Purchase and Consent Solicitation

Wednesday, June 17, 2009

Irvine, California, — Impac Mortgage Holdings, Inc. (Pink Sheets: IMPM), a Maryland corporation, or the “Company,”, today announced, in connection with its Offer to Purchase and Consent Solicitation for its 9.375% Series B Cumulative Redeemable Preferred Stock (Pink Sheets: IMPHP) and 9.125% Series C Cumulative Redeemable Preferred Stock (Pink Sheets: IMPHO), that as of 5:00 p.m., New York City time, on June 16, 2009;

•                  Approximately 49% of the Preferred Stock have been tendered.

OFFER TO PURCHASE PREFERRED STOCK

We are offering to purchase all of the outstanding Preferred Stock as follows:

•                  $0.29297 per share of Series B Preferred Stock, and

•                  $0.28516 per share of Series C Preferred Stock.

These amounts equal one-half of a quarterly dividend for each series.  If we successfully complete the tender offer and obtain all the requisite preferred and common stockholder approvals, we will also contemporaneously pay to all preferred stockholders (whether the shares are tendered or not) the accumulated and unpaid dividends from the past two quarters, which are $1.17 per share for the Series B Preferred Stock and $1.14 per share for the Series C Preferred Stock.  The per share total received for tendered shares will be:

Series B:  $1.46297

Series C: $1.42516

TO OUR COMMON STOCKHOLDERS

In order to complete the tender offer of the Preferred Stock successfully, we need approval from a majority of the outstanding shares of common stock on proposed amendments to the terms of each series of Preferred Stock.

We have delivered a proxy statement for a special meeting of common stockholders to be held on June 23 seeking approval from the common stockholders on proposed amendments to the Preferred Stock terms.  OUR BOARD OF DIRECTORS RECOMMENDS TO OUR COMMON STOCKHOLDERS THAT THE PROPOSED AMENDMENTS TO THE PREFERRED STOCK TERMS BE APPROVED SO THAT WE WILL BE ABLE TO USE OR PRESERVE CASH FOR OTHER PURPOSES IN CONNECTION WITH REBUILDING OUR BUSINESS.  The proposed amendments include the following:

•                  make future dividends, if any, non-cumulative;

•                  eliminate the restrictions on paying stock dividends on, or repurchasing, stock until preferred stock dividends are paid;

•                  eliminate the right of preferred stockholders to elect two directors if the Company does not pay dividends for six or more quarters;

•                  eliminate preferred stockholders’ right to approve senior preferred stock; and

•                  eliminate the prohibition of redeeming less than all shares of preferred stock if preferred dividends are not paid.

The $25.00 liquidation preference for each series of Preferred Stock is not being modified and will remain whether the tender offer is successfully completed or not.  If the holders of a majority of the outstanding shares of common stock do not approve the amendments to the Preferred Stock terms, then the tender offer will be terminated, even if 66 2/3% of the Preferred Stock is tendered.  You should review the proxy statement for further information about the proposed amendments to the Preferred Stock terms.  The special meeting is scheduled for June 23.

TO OUR PREFERRED STOCKHOLDERS

Concurrently with the Offer to Purchase, we are asking our preferred stockholders to approve the following amendments to the terms of each series of Preferred Stock:

•                  make future dividends, if any, non-cumulative;

•                  eliminate the restrictions on paying stock dividends on, or repurchasing, stock until preferred stock dividends are paid;

•                  eliminate the right of preferred stockholders to elect two directors if the Company does not pay dividends for six or more quarters;

•                  eliminate preferred stockholders’ right to approve senior preferred stock; and

•                  eliminate the prohibition of redeeming less than all shares of preferred stock if preferred dividends are not paid.

The $25.00 liquidation preference for each series of Preferred Stock is not being modified and will remain whether the tender offer is successfully completed or not.  Plus, although we are also proposing to eliminate any liquidation premiums and the prohibition to redeem preferred stock prior to the fifth year from its original issuance, these preferred rights currently only apply to the Series C Preferred Stock, which has a $0.50 liquidation premium until, and can be redeemed beginning on, November 23, 2009.  You should review the Offering Circular for further information about the proposed amendments.

If the Offer to Purchase and Consent Solicitation Is NOT successful

If we do not receive the requisite approval from either the preferred stockholders (that is, not enough shares are tendered) or the common stockholders, then the tender offer will be terminated, the current terms for each series of Preferred Stock will remain, AND WE WILL NOT MAKE ANY PAYMENTS TO THE PREFERRED STOCKHOLDERS, INCLUDING THE ACCUMULATED AND UNPAID PREFERRED DIVIDENDS. Although quarterly dividends on the preferred stock will continue to accrue, given our current financial circumstances, WE DO NOT INTEND TO PAY PREFERRED STOCK DIVIDENDS for the foreseeable future.  Among other things, we continue to have significant outstanding balances from our reverse repurchase financing and our trust preferred securities liabilities.  If we don’t pay preferred stock dividends for six or more quarters, the preferred stockholders have the right to elect two directors.

If the Offer to Purchase and Consent Solicitation Is successful

If the Offer to Purchase and Consent Solicitation is successful and we obtain the requisite approvals from the preferred and common stockholders, then each preferred stockholder that tenders shares will receive the applicable tender offer cash purchase price plus the accumulated dividends on their shares for a total of $1.46297 for Series B and $1.42516 for Series C.  Those who do not tender their shares will only receive the accumulated dividends and will be subject to the amended terms of the Preferred Stock.

In order to approve the amendments, preferred stockholders must tender their shares.  A holder can not approve the amendments without tendering shares.  Plus, holders must tender all shares; they can not make a partial tender of shares.  66 2/3% of the outstanding shares of Preferred Stock must approve the proposed amendments.  This means that 66 2/3% of the Preferred Stock must be tendered.

The Conditions

There are a number of conditions to the Company’s obligation to accept the shares of Preferred Stock tendered and consents delivered and to pay the consideration offered.  These conditions include (1) receiving valid tenders from at least 66 2/3% of the aggregate liquidation preference of each series of the Company’s outstanding Series B and C Preferred Stock, (2) obtaining approval from a majority of the outstanding shares of common stock on the proposed amendments, and (3) satisfying the distribution requirements under Maryland law at the time of closing.

The Expiration Date

The Offer to Purchase and Consent Solicitation will expire at 9 a.m., Eastern time, on June 26, 2009, unless extended or terminated by the Company.

BACKGROUND AND RECENT DEVELOPMENTS

These past few years have been very challenging.  We discontinued our mortgage operations, there have been significant increases in delinquencies and foreclosures, significant increases in credit-related losses and the tightening of the credit markets.  We have strived to decrease our payment obligations to align the costs of our operations with our cash flows.  We have not paid our two most recent preferred dividends.  We have repurchased or restructured most of our trust preferred securities. We believe that the significant reduction of our preferred stock obligations and the elimination of the required dividends will give us flexibility to operate and grow our business and that we will be able to use or preserve cash for other purposes in connection with rebuilding our business.

As a result of the adoption of the most recent fair value accounting standards in FSP 157-4, we currently expect that our GAAP financial statements at June 30, 2009 may (i) show profitability primarily associated with a non-cash income item from a change in fair value of trust assets and liabilities, and (ii) reflect an increase in the balance amounts of our trust assets and liabilities.

ADDITIONAL INFORMATION

The Company’s Offering Circular dated May 29, 2009 provides further information, including Question and Answer and Summary sections, about the Offer to Purchase and Consent Solicitation discussed in this press release.  American Stock Transfer is the depositary and D.F. King & Co., Inc. is the information agent for the Offer to Purchase and Consent Solicitation.  Requests for the Offer to Purchase and Consent Solicitation and other documents relating to the tender offer may be directed to D.F. King & Co., Inc. at (212) 269-5550 (for banks and brokers only) or 1-800-269-6427 (U.S. toll-free).

Other Information

Neither the Company, any officers, employees, member of its board of directors, the depositary nor the information agent are making any recommendation to holders of Preferred Stock as to whether to tender or refrain from tendering their Preferred Stock pursuant to the Offer to Purchase and Consent Solicitation. Holders of Preferred Stock must make their own investment decision regarding the Offer to Purchase and Consent Solicitation.

This release is for informational purposes only and is neither an offer to purchase, a solicitation of an offer to purchase, or a solicitation of the Preferred Stock or any other securities. The Offer to Purchase and Consent Solicitation is only being made pursuant to the terms of the tender offer documents, including the Offering Circular and the related Letters of Transmittal, each as amended and supplemented from time to time.  The Offer to Purchase and Consent Solicitation is not being made to holders of Preferred Stock in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstance due to a number of factors, including but not limited to: the Company’s ability to complete the Offer to Purchase and Consent Solicitation for all of its outstanding preferred stock and to obtain the requisite approval form the common stockholders; no material decrease in the fair value of the trust assets and liabilities; and other risk factors discussed in the Company’s Offering Circular and SEC reports, including its most recent quarterly report on Form 10-Q, and annual report on Form 10-K.  These forward-looking statements speak only as of the date on which they are made and, except as required by law, the Company does not intend to update such statements to reflect events or circumstances arising after such date.

About the Company

Impac Mortgage Holdings, Inc. which, through its Long Term Investment Operations, primarily invests in non-conforming mortgage loans and to a lesser extent small balance commercial and multi-family loans.

For additional information, questions or comments, please call Justin Moisio in Investor Relations at (949) 475-3988 or email jmoisio@impaccompanies.com.  Web site: www.impaccompanies.com